
SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
203
SECTION



07003076

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skandia Securities Americas, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Corporate Dr. Suite 144
(No. and Street)

Shelton (City) CT (State) 06484 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica Wheeler 203-926-7748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY, LLP
(Name – *if individual, state last, first, middle name*)

555 Long Wharf Dr. (Address) New Haven (City) CT (State) 06511 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jessica Wheeler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skandia Securities Americas, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jessica Wheeler
Signature

President + CEO
Title

Lori A. Anderson
Notary Public

LORI A. ANDERSON
NOTARY PUBLIC
MY COMMISSION EXPIRES 2/28/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKANDIA SECURITIES AMERICAS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
SKANDIA AMERICA CORPORATION)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly-owned Subsidiary of Skandia America Corporation)

Year Ended December 31, 2006

Table of Contents

UHY LLP
Certified Public Accountants

Maritime Center
555 Long Wharf Drive
New Haven, CT 06511

Phone 203-787-8600
Fax 203-787-8604
Web www.uhy-us.com

To the Shareholder
Skandia Securities Americas, Inc.
(A Wholly-Owned Subsidiary of Skandia America Corporation)

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Skandia Securities Americas, Inc. (the "Company"), a wholly-owned subsidiary of Skandia America Corporation, as of December 31, 2006 and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. The financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company for the year ended December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

New Haven, Connecticut
February 22, 2007

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly-owned Subsidiary of Skandia America Corporation)
Statement of Financial Condition
December 31, 2006

		2006
Assets		
Current assets:		
Cash and cash equivalents	$	424,941
Prepaid fees		3,078
Due from affiliate		281,876
Total assets	$	709,895
Liabilities and Shareholder's Equity		
Accrued expenses	$	22,701
Due to affiliate		93,984
Income taxes payable to parent		135,165
Total liabilities		251,850
Shareholder's equity		
Common stock, $0.01 per value; authorized 1,000 shares, issued and outstanding 100 shares		1
Additional paid-in capital		442,678
Retained earnings		15,366
Total shareholder's equity		458,045
Total liabilities and shareholder's equity	$	709,895

The accompanying notes are an integral part of these financial statements.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly-owned Subsidiary of Skandia America Corporation)
Statement of Operations
Year Ended December 31, 2006

	2006
Revenue:	
Service revenue	$ 1,615,810
Expenses:	
Employee compensation and benefits	843,151
Professional fees	115,121
Regulatory fees	5,984
Other operating expenses	346,278
Total expenses	1,310,534
Income before taxes	305,276
Provision for income taxes	135,165
Net income	$ 170,111

The accompanying notes are an integral part of these financial statements.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly-owned Subsidiary of Skandia America Corporation)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2006

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Shareholder's equity at December 31, 2005	$ 489,434	$ 1	$ 92,678	$ 396,755
Contribution of capital	350,000	-	350,000	-
Dividends paid	(551,500)	-	-	(551,500)
Net income	170,111	-	-	170,111
Shareholder's equity at December 31, 2006	$ 458,045	$ 1	$ 442,678	$ 15,366

The accompanying notes are an integral part of these financial statements.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly-owned Subsidiary of Skandia America Corporation)
Statement of Cash Flows
Year Ended December 31, 2006

	2006
Cash flows from operating activities:	
Net income	$ 170,111
Adjustments to reconcile net income to net cash provided by operating expenses:	
Prepaid fees	2,495
Due to/from affiliate	218,825
Accrued expenses	(20,245)
Income taxes payable to parent	135,165
Total adjustments	336,240
Net cash provided by operating activities	506,351
Cash flows from financing activities:	
Contribution of capital	350,000
Dividends paid	(551,500)
Net cash used in financing activities	(201,500)
Net increase in cash	304,851
Cash and cash equivalents, beginning of year	120,090
Cash and cash equivalents, end of year	$ 424,941

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF OPERATIONS

Skandia Securities Americas, Inc. (the "Company"), is a wholly-owned subsidiary of Skandia America Corporation (the "Parent"). The Company was incorporated in the state of Delaware on February 4, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as an introducing broker with respect to foreign securities transactions under the management of Skandia Global Funds PLC, ("SGF PLC"), a related party.

The Company clears all transactions through Citibank International PLC ("Citibank"). Citibank also serves as the custodian for SGF PLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
On January 24, 2006, the Company entered into a revenue sharing agreement, effective January 1, 2005, whereby it became an apportioned sub-distributor for Skandia Global Funds ("SGF") and became one of two apportioned distributors for Skandia Fund Management (Ireland) Limited ("SFMI"). The net margin on SGF business is split between the manager, SFMI, and the distributors. SFMI retains a level of basis points reflecting its margin on the funds under management. The retention contributes towards SFMI's costs and provides for a profit margin, which results in a margin payable to the distributor. The distributor's margin on the Americas and NRA channel is as follows:

A Share Class	6.0 basis points
B Share Class	75.5 basis points
C Share Class	26.9 basis points

The Company has introduced approximately $630,000,000 of assets to Skandia Global Funds PLC as of December 31, 2006, compared to $509,000,000 introduced as of December 31, 2005. This agreement was terminated on October 1, 2006.

Beginning October 1, 2006, the Company and SFMI have agreed to change to a cost-plus revenue agreement. Under the agreement, the Company will earn 11% of costs incurred for direct services to SFMI and 5% for administrative/back office costs incurred to provide services to SFMI.

Cash, Cash Equivalents, and Credit Risk
For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties and have an original maturity of three months or less, as cash and cash equivalents in the accompanying statement of financial condition.

The Company has deposits in one financial institution. Financial institutions insure deposits with the Federal Depositary Insurance Corporation ("FDIC") up to $100,000 for each depositor. Cash deposited at such institutions is often in excess of the insured limit.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income Taxes
Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "*Accounting for Income Taxes*", the Company accounts for income taxes using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets, liabilities, and tax credit carryforwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes enactment due.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 6.7% of aggregate indebtedness, as defined, or $25,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2006, the Company had a net capital of $173,091, which represented an excess of $148,091 on the minimum net capital requirement of $25,000. The Company's ratio of aggregate indebtedness to net capital was .46 at December 31, 2006.

NOTE 4 - RELATED PARTY TRANSACTIONS

Revenue
In 2006, all of the Company's $1,615,810 revenue was earned through revenue sharing and cost-plus revenue agreements with an affiliated company, Skandia Fund Management (Ireland) Limited.

As of December 31, 2006, $281,876 was due to the Company under all revenue arrangements.

Expenses
On October 15, 2003, the Company entered an expense sharing agreement with Skandia Technology Center, Inc. ("STC"), an affiliated company. Under the agreement, STC is responsible for all of the Company's general and administrative expenses, except for certain registration, filing and professional fees that are paid directly by the Company. The agreement also stipulates that STC provide the Company with the use of certain office equipment, office space, and administrative staff. This agreement was terminated as of October 1, 2006. As of December 31, 2006, the Company incurred approximately $1,269,000 to STC under the agreement.

Beginning October 1, 2006, the Company and STC have agreed that all general and administrative expenses incurred for the benefit of the Company will be reimbursable to STC from the Company. As of December 31, 2006, the Company reimbursed STC approximately $750,000 under this agreement and the Company owed $93,984 to STC for unpaid reimbursable expenses.

NOTE 5 – SHAREHOLDER'S EQUITY

On October 13, 2006, the sole shareholder, Skandia America Corporation (the "Parent") made a permanent contribution of capital in the amount of $350,000. There were no additional shares authorized or issued and the entire amount is classified as additional paid-in capital.

NOTE 6 - INCOME TAXES

The Company files its federal and state income tax return as part of a consolidated tax return with its Parent. The parties have agreed that the Company will accrue and remit a tax liability equal to an amount that would be payable by the Company if they were not a member of a consolidated group and filed tax returns on a separate basis. The federal statutory income tax expense of the Company approximates the actual income tax expense included in the accompanying statement of operations. As of December 31, 2006, there were no material temporary differences that would give rise to deferred tax assets or liabilities. The provision for income taxes for the year ended December 31, 2006 consists of the following components:

Income tax expense:	
Current tax expense:	
Federal	$ 104,707
State	30,458
	$ 135,165

UHY LLP
Certified Public Accountants

Maritime Center
555 Long Wharf Drive
New Haven, CT 06511

Phone 203-787-8600
Fax 203-787-8604
Web www.uhy-us.com

To the Shareholder
Skandia Securities Americas, Inc.
(A Wholly-Owned Subsidiary of Skandia America Corporation)

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Skandia Securities Americas, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Shareholders, management, the SEC, the National Association of Securities and Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

New Haven, Connecticut
February 22, 2007

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly-owned Subsidiary of Skandia America Corporation)
Computation and Reconciliation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1
Year Ended December 31, 2006

Schedule I

Total shareholder's equity	$	458,045
Less: non-allowable assets and deductions		(284,954)
Less: Haircuts on security positions		-
Net capital under SEC Rule 15c3-1		173,091
Less: minimum net capital requirement - the greater of 6.7% of aggregate indebtnedness of $251,850 or $25,000		(25,000)
Net capital in excess of minimum requirement	$	148,091
Aggregate indebtedness	$	251,850
Ratio of aggregate indebtedness to net capital		45.50%

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

See Independent Auditors' Report.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly-owned Subsidiary of Skandia America Corporation)
Computation of Determination of Reserve Requirements
Pursuant to Net Capital Rule 15c3-3
Year Ended December 31, 2006

Schedule II

The company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).

END